UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-70213

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: GB CAPITAL MARKETS LLC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1011 NORTH CAROLINA AVE SE
(No. and Street)

WASHINGTON	DC	20003
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

JENNIFER RATNER	202.550.5676	JENNIFER@GBCAPITA
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

GOLDMAN & COMPANY CPAS
(Name – if individual, state last, first, and middle name)

3535 ROSWELL RD #32	MARIETTA	GA	30062
(Address)	(City)	(State)	(Zip Code)

06/29/2009	1952
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JENNIFER RATNER_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of GB CAPITAL MARKETS LLC_____, as of DECEMBER 31_____, 2024 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: CEO _____

_____
Notary Public

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

GB CAPITAL MARKETS LLC
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

For the Year Ended
December 31, 2024

(With Report of Independent Registered Public Accounting Firm Thereon)

(These financial statements and schedule(s) should be deemed confidential pursuant to subparagraph (e)(3) of SEC Rule 17a-5.)

GB CAPITAL MARKETS, LLC
Table of Contents
For the Year Ended December 31, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
GB Capital Markets, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of GB Capital Markets, LLC as of December 31, 2024, the related statements of operations, changes in member's equity and cash flows for the year ended December 31, 2024 and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of GB Capital Markets, LLC as of December 31, 2024, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of GB Capital Markets, LLC 's management. Our responsibility is to express an opinion on GB Capital Markets, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the company in accordance with the U.S Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule's I- Computation of Net Capital Under SEC Rule 15c3-1, Schedule II-Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3 (exemption) and Schedule III Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3 (exemption) have been subjected to audit procedures performed in conjunction with the audit of GB Capital Markets, LLC 's financial statements. The supplemental information is the responsibility of GB Capital Markets, LLC 's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the schedule's I, II. and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2023.

Goldman + Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 19, 2025

3535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683


GB CAPITAL MARKETS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024


ASSETS

Cash & Cash Equivalents	$	31,090
Accounts Receivable		5,000
Prepaid Deposits and Expenses		6,395
TOTAL ASSETS	$	42,485

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accounts Payable, Accrued Expenses and Other Liabilities	$	1,274
TOTAL LIABILITIES		1,274
MEMBER'S EQUITY		41,211
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	42,485

The accompanying notes are an integral part of these financial statements.

GB CAPITAL MARKETS, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2024

REVENUE

Advisory Fees	$	77,000
Success Fees		287,105
Total Revenue	$	364,105

EXPENSES

Regulatory Fees		6,371
Professional Service Fees		28,454
Technology, Data and Communications		11,453
Occupancy and Utilities		600
Travel, Meals & Entertainment		1,656
Insurance		864
Other Expenses		1,191
Commissions		300,587
Total Expenses	$	351,176
NET INCOME	$	12,929

The accompanying notes are an integral part of these financial statements.

GB CAPITAL MARKETS, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY FOR
THE YEAR ENDED DECEMBER 31, 2024

BALANCE AT DECEMBER 30, 2023	$ 25,850
Contribution	2,432
Net Income	12,929
BALANCE AT DECEMBER 31, 2024	$ 41,211

The accompanying notes are an integral part of these financial statements.

GB CAPITAL MARKETS, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2024

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income	$ 12,929
Adjustments to reconcile net income to net cash used in operating activities	
Account Receivable	(5,000)
Due from Parent	2,292
Deposits and Prepaids	11
Accounts Payable, Accrued Expenses and Other Liabilities	(989)
Net Cash provided in operating activities.	$ 9,243
INCREASE IN CASH & CASH EQUIVALENTS	9,243
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	21,847
CASH & CASH EQUIVALENTS BALANCE AT END OF YEAR	31,090

Supplemental Information:

Amount due to Parent written off by Parent included in Other Liabilities above.	2,432

The accompanying notes are an integral part of these financial statements.

1. **Organization and Nature of Business**

GB Capital Markets LLC (f/k/a GB Capital Markets, Inc.) (the "Company"), a Delaware limited liability company, is a broker-dealer in securities registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of GBFS Holdings LLC (the "Parent").
On June 8, 2022 ("Date of Conversion"), the Company converted from a corporation to a single member limited liability company and changed its name from GB Capital Markets, Inc.
The Company acts primarily as a broker or dealer providing investment advisory services. The Company does not hold funds or securities for the accounts of its customers.

2. **Significant Accounting and Reporting Policies Basis of Presentation**

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (GAAP) as determined by the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC). The Company is evaluating new accounting standards and will implement as required.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company maintains its cash in bank deposit account(s) which, at times, may exceed federally insured limits. The Company monitors the bank account(s) and does not expect to incur any losses from such account(s). The Company has defined cash and cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held-for-sale in the ordinary course of business. The recorded value of such instruments approximates their fair value.

Revenue
The Company has adopted Financial Accounting Standards Board (FASB) Accounting Standards Update 2014-09, Revenue from Contracts with Customers (ASU 2014-09) and the FASB's Accounting Standards Update 2016-08, Principal vs. Agent Considerations (ASU 2016-09). The income reported on the Statement of Income is comprised of fee income from private placement revenue that consists of Success Fees and Advisory Fees.

The Company considers revenue to be generated when the Company satisfies a performance obligation.

Additionally, the guidance requires the Company adhere to the following model: a) identify the contract with the customer, b) identify the performance obligations in the contract, c) determine the transaction price, d) allocate the transaction price to the performance obligations in the contract, and e) recognize revenue when (or as) the Company satisfies a performance obligation.

Revenues from fees arising from private securities placement in which the Company acts an agent are recorded pursuant to the terms of the Company's agreements with the respective offering parties. Typically, fees are recorded based upon the capital commitments obtained as of the closing for a respective placement when all performance obligations to the client have been completed. Revenues from fees arising from mergers, acquisitions, and other corporate reorganization transactions are recorded as success fees based on the achievement of performance obligations agreed upon with the client, such as closing of the transaction.

Success Fees

The Company earns revenue by way of transaction success fees that are recognized at the point in time that performance under the arrangement is completed. The Company has determined that this date is the appropriate point in time to recognize revenue for success fees as the performance obligation has been satisfied, there are no significant actions which the Company needs to take subsequent to this date and the purchaser obtains the control and benefit of the proceeds at that point. Payment for revenue is due upon closing.

Advisory Fees

The Company provides advisory services on capital raises and mergers and acquisitions. Revenue for advisory arrangements is recognized over the time in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract.

Fair Value Measurements

Fair Value – FASB ASC 820, Fair Value Measurement and Application, defines fair value as the price that would be received from sales of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Statement establishes a three-level hierarchy of inputs used to measure fair value.

Level 1) Inputs are unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2) Inputs other than the quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3) Inputs are unobservable inputs such as management's assumption of the default rate among mortgages of a mortgage-backed security.

The Standards provide guidance on applying fair value to alternative investments, such as hedge and private equity funds. It also enhances disclosure requirements around those types of instruments. Fair value measurements are based not on entry prices, but rather on exit prices – the price that would be received to sell the asset or paid to the transfer of the liability. While entry and exit prices differ conceptually, in many cases, they may be identical and can be considered to represent fair value of the asset or liability at initial recognition.

Income Taxes

The Company is currently a limited liability company and is treated as a disregarded entity for federal, state and local income tax purposes. It therefore does not incur income taxes at the company level. Instead, its earnings and losses are passed through to the member and included in the calculation of the member's tax liability. On December 31, 2024, management determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will be subject to ongoing reevaluation as facts and circumstances may require.

3. Related Parties

The Company maintained an expense sharing agreement ("ESA") with the Parent effective October 1, 2023, under which the Parent allocated technology expenses to the Company. $3,000 of technology expenses in 2024 are recorded on the Statement of Operations in connection with the ESA.

In addition to the expenses allocated under the ESA, in 2024 the Parent paid direct amounts to vendors on behalf of the Company, $2,225 of which is recorded on the Statement of Operations.

During the year, the Parent gave $2,432 of debt forgiveness to the Company as Capital Contributions.

Effective July 1, 2023, the Company entered into an ESA with its CEO, whereby occupancy expenses totaling $600 were allocated by her to the Company and recorded on the Statement of Operations.

4. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1) of the Securities Exchange Act of 1934 which requires maintenance of minimum net capital. Under the Rule, the Company is required to maintain minimum net capital, as defined, equal to the greater of $5,000

or 6 2/3% of aggregate indebtedness. The ratio of aggregated indebtedness to net capital cannot exceed 1500% or 15:1. On December 31, 2024, the Company had net capital of $29,816 which was $24,816 in excess of its required minimum net capital of $5,000. The ratio of aggregate indebtedness to net capital is 0.0427 to 1.

5. Subordinated Liabilities

The Company had no liabilities subordinated to the claims of general creditors as of the beginning of the year, end of the year, and during the year ended December 31, 2024.

6. Subsequent Events

Management has evaluated all events or transactions that occurred after December 31, 2024, through the date of the issued financial statements on February 19, 2025. During this period, there were no material recognizable subsequent events that required recording or disclosures in the December 31, 2024, financial statements.

7. Commitments, Contingencies, Guarantees, and Going Concern

The Company does not have any commitments, contingencies, or guarantees, including arbitration or other litigation claims that may result in a loss or a future obligation.

8. Concentrations

The Company had one customer that comprised approximately 50% of revenue for the year ending December 31, 2024.

9. Single Reportable Segment

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including agency transactions and investment banking. The Company has identified its CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The company derived 50 percent of its total revenues from a single external customer in 2024.

10. Accounts Receivable

The Company evaluated its Accounts Receivable at December 31, 2024 to determine if an allowance is needed and has determined all Accounts Receivable is collectible and no allowance is needed.

Supplemental Schedules

GB CAPITAL MARKETS, LLC

Schedule I – Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Act of 1934

December 31, 2024

COMPUTATION OF NET CAPITAL

TOTAL MEMBER'S EQUITY	$	41,211
LESS:		
Non-allowable assets		
Prepaid deposits and expenses		11,395
NET CAPITAL	$	29,816
Minimum dollar net capital requirement of reporting broker-dealer (greater of minimum net capital requirement of $5,000 or 6 2/3% of aggregate indebtedness)	$	5,000
EXCESS NET CAPITAL	$	24,816
AGGREGATE INDEBTEDNESS	$	1,274
MINIMUM NET CAPITAL BASED ON AGGREGATE INDEBTEDNESS	$	85
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		4.27%

There are no material differences between the preceding computation and the Company's corresponding unaudited Form X-17A-5 as of December 31, 2024, as filed on January 25, 2025

See accompanying report of independent registered public accounting

GB CAPITAL MARKETS, LLC

Schedule II – Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities and Exchange Act of 1934

December 31, 2024

The company does not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, did not carry accounts of customers of or for customers, and 3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ending December 31, 2024, without exception.

GB CAPITAL MARKETS, LLC

Schedule III – Information Relating to the Possession or Control Requirements under the Securities and Exchange Commission Rule 15c3-3

December 31, 2024

The company does not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, 1) did not carry accounts of customers of or for customers, and 3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ending December 31, 2024, without exception.

goldman & COMPANY, CPAs

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
GB Capital Markets, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) GB Capital Markets, LLC(the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to include participating in receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients

In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

GB Capital Markets, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about GB Capital Markets, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Goldman & Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 19, 2025

3535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683



1011 North Carolina Ave SE
Washington, D.C. 20003

Exemption Report

GB Capital Markets LLC (the "Company") is a registered broker-dealer subject to Rule l 7a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.l 7a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of SEC Release No. 34-70073 and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company has no obligation under SEC Rule 15c3-3 because business activities are limited exclusively to private placements of securities and corporate finance services including mergers and acquisitions, recapitalizations, valuations, fairness opinions, and business and strategic advice and the Company does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; does not carry accounts of or for customers; and does not carry PAB accounts, and

(3) The Company had no exceptions to the provision identified above throughout the most recent fiscal year.

I, Jennifer Ratner, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

_____

GB Capital Markets LLC

By: Jennifer Ratner

Title: CEO

01/21/2025